Cane Clark llp				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

September 21, 2005

Matt Bazley
Securities and Exchange Commission
Via Fax 202-772-9202

Re: Las Vegas Gaming, Inc. Pre-14A filing

Dear Matt:

As you requested, we have made the discussed amendments to the Preliminary 14A filing and have redlined those changes for your convenience in your review. I am faxing this document to you tonight with the intent to have it filed tomorrow morning. You will also note that the company filed today its response to the July 8, 2005 letter from the SEC regarding its recent 10QSB and 10KSB filings. A review of our files indicates that this letter was complete on August 8; however, there appears to have been a problem in the transmission of the Edgar filing and it was apparently not received by the reviewer at that time.

Please call me at your earliest convenience to discuss.

Thanks,

/s/ Kyleen Elisabeth Cane
      Kyleen Elisabeth Cane

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, and Wisconsin State Bars ~Nevada